SNIFFY LABS INC.

Financial Statements

For The Years Ended
December 31, 2020 and 2019
(UNAUDITED)

SNIFFY LABS INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

SNIFFY LABS INC.
BALANCE SHEET
December 31, 2020 and 2019

	2020	**2019**
Assets		
Cash	$ 33,088	$ 2,000
Total Current Assets	$ 33,088	$ 2,000
Total Assets	$ 33,088	$ 2,000
Liabilities & Shareholders' Equity		
SAFE Note	$ 20,668	-
Related Party Loan	$ 7,148	-
Total Non-Current Liabilities	$ 27,816	-
Common Stock (5,000 shares authorized; 4,000 issued; $0.001 par value)	$ 4	$ 4
Retained Earnings	$ 5,268	$ 1,996
Total Shareholders' Equity	$ 5,272	$ 2,000
Total Liabilities and Shareholder's Equity	$ 33,088	$ 2,000

Unaudited- See accompanying notes.

SNIFFY LABS INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Revenue	$ 0	$ 0
Operating Expense		
Professional Services	$ 5,515	$ 1,184
Research and Development	$ 8,500	$ 942
Rent Expense	$ 6,338	-
Office Supplies & Software	$ 132	$ 125
Bank Charges & Fees	$ 35	-
Total Operating Expense	$ 20,520	$ 2,251
Net Income (Loss) From Operations	$ (20,520)	$ (2,251)
Other Income (Expense)		
Grant	$ 25,000	-
Franchise Tax	$ (175)	-
Total Other Income (Expense)	$ 24,825	-
Net Income	$ 4,305	$ (2,251)

SNIFFY LABS INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities:		
Net Income (Loss) For The Period	$ (20,520)	$ (2,251)
Net Cash Flows From Operating Activities	$ (20,520)	$ (2,251)
Cash Flows From Financing Activities:		
Issuance of SAFE Note	$ 20,668	-
SAFE Note Intermediary Fee	$ (1,033)	-
Grant Received	$ 25,000	-
Payments on Related Party Loan	$ 7,148	-
Net Cash Flows From Financing Activities	$ 51,783	-
Net Increase (Decrease) in Cash	$ 31,088	$ (2,251)
Cash at Beginning of Period	$ 2,000	$ 4,251
Cash at End of Period	$ 33,088	$ 2,000
Supplemental Disclosure of Cash Flow Information		
Cash paid for tax	$ 175	-

Unaudited- See accompanying notes.

SNIFFY LABS INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS
Sniffy Labs Inc. ("The Company") was formed on September 3rd, 2019 ("Inception") in the State of Delaware. The Company is developing a mobile app dedicated to providing dog owners with on-demand, professional, customized dog training plans and support.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Delaware.

Going Concern and Management Plans

The Company has a limited operating history. We will incur additional costs for operations until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Crowdfunding campaign, additional grants/debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Startup Grant

The Company is the beneficiary of a startup grant from RG&E and NextCorps from Rochester, NY, whose purpose is to fund its business, research and development expenses. This grant has been fully received by the Company as of May, 2020. This grant is treated as Other Income in the statements.

Issuance of SAFE Note on WeFunder

In 2020, the Company issued Simple Agreements for Future Equity ("SAFE") through the on-line platform called WeFunder. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

Related Party Loan

Related Party Loan is money due to related parties, Howard Shyng and Ting Zhu. This loan bears no interest and has no formal repayment structure. Howard Shyng and Ting Zhu are members of the Company's management team.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough dog owners signing up to use our app or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations.